# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENERSYN GLOBAL INC., CIK 0001897245
CUSIP: 44852G309
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda, Maryland (MD), 20814
Date of event which requires filing of this statement: 10/27/2026
Filed by CIK 0002148124
Persons authorized to receive notices and communications: Liu Ming Hui, 16/F Capital Centre,, 151 Gloucester Road,, Wan Chai, Hong Kong (K3), 00000, 011-852-28770800

## Reporting persons
- Liu Ming Hui (CIK 0002148124): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: working capital (WC); sole voting power 180,000,000; shared voting power 0; sole dispositive power 180,000,000; shared dispositive power 0; aggregate amount beneficially owned 180,000,000 (94.8% of the class)
  Comment: Aggregate amount includes (i) 24,000,000 shares; and (ii) warrants to purchase 156,000,000 shares of the common stock of EnerSyn Global Inc. (the "Issuer"), in each case owned by Smart Dynamics Technology Limited. Mr. Liu may be deemed to possess indirect beneficial ownership of these shares and warrants as the sole stockholder and a director of Smart Dynamics Technology Limited. The percentage featured in Row 13 (94.8%) is based on 33,726,400 shares of the Issuer's common stock outstanding as of October 29, 2026, and presumes the exercise of the warrants for 156,000,000 shares of the Issuer's common stock in its calculation.
- Smart Dynamics Technology Ltd (CIK 0002147784): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 180,000,000; shared voting power 0; sole dispositive power 180,000,000; shared dispositive power 0; aggregate amount beneficially owned 180,000,000 (94.8% of the class)
  Comment: Aggregate amount includes (i) 24,000,000 shares; and (ii) warrants to purchase 156,000,000 shares of the Issuer's common stock, in each case owned by Smart Dynamics Technology Limited. The percentage featured in Row 13 (94.8%) is based on 33,726,400 shares of the Issuer's common stock outstanding as of October 29, 2026, and presumes the exercise of the warrants for 156,000,000 shares of the Issuer's common stock in its calculation.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Name of issuer: ENERSYN GLOBAL INC.
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda, Maryland (MD), 20814

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Mr. Liu and Smart Dynamics Technology Limited (each a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The business address of both Mr. Liu and Smart Dynamics Technology Limited is 16/F Capital Centre, 151 Gloucester Road, Wan Chai, Hong Kong.
Present principal occupation or employment: The principal occupation of Mr. Liu is serving as President and Chairman of the Board of China Gas Holdings Limited
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such persons were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Liu is a citizen of the People's Republic of China; Smart Dynamics Technology Limited is a British Virgin Islands Limited Company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 27, 2026 Smart Dynamics Technology Limited exercised warrants to purchase 4,000,000 (four million) shares of the Issuer's common stock at an exercise price of $0.63 per share. The source of funds was general working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities of the Issuer for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors--including, without limitation, the Issuer's financial position and strategic direction, price levels of the securities, conditions in the securities markets and general economic and industry conditions--the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Smart Dynamics Technology Limited owns (i) 24,000,000 shares; and (ii) warrants to purchase 156,000,000 shares of the Issuer's common stock. Mr. Liu may be deemed to possess indirect beneficial ownership of these shares and warrants as the sole stockholder and a director of Smart Dynamics Technology Limited. There are 33,726,400 shares of the Issuer's common stock outstanding as of October 29, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Smart Dynamics Technology Limited owns (i) 24,000,000 shares; and (ii) warrants to purchase 156,000,000 shares of the Issuer's common stock. Mr. Liu may be deemed to possess indirect beneficial ownership of these shares and warrants as the sole stockholder and a director of Smart Dynamics Technology Limited. There are 33,726,400 shares of the Issuer's common stock outstanding as of October 29, 2026.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: Smart Dynamics Technology Limited is owned by Liu Ming Hui.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
A Securities Purchase Agreement between Smart Dynamics Technology Limited and the Issuer which closed on August 10, 2026 contains certain provisions, including the following:

Board Representation

The Purchaser has been granted the right to appoint three directors to the Issuer's Board of Directors, subject to the conditions described in the Securities Purchase Agreement. The size of the Issuer's Board of Directors has therefore increased to eight.

Anti-Dilution Rights

The Securities Purchase Agreement contains certain provisions which granted the Purchaser anti-dilution rights for a period of two years from the closing in which the Issuer will not be able to sell new equity securities without the consent of the Purchaser, subject to certain exceptions as set forth therein.

Registration Rights

Pursuant to the Securities Purchase Agreement, the Issuer is required to file a registration statement registering the 20,000,000 shares initially issued to the Purchaser, and the 160,000,000 shares underlying the warrants.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement

## Signatures
- Liu Ming Hui: /s/ Liu Ming Hui, Liu Ming Hui (10/29/2026)
- Smart Dynamics Technology Ltd: /s/ Liu Ming Hui, Liu Ming Hui, Director (10/29/2026)